FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Forxiga cardiovascular outcomes benefit approved in China

28 October 2020 07:00 GMT

Forxiga cardiovascular outcomes benefit approved in China

Update to approval includes DECLARE-TIMI 58 Phase III trial that reduced the risk of composite of hospitalisation for heart failure or cardiovascular death in type-2 diabetes

China's National Medical Products Administration (NMPA) has updated the label for AstraZeneca's Forxiga (dapagliflozin) to include data from the DECLARE-TIMI 58 Phase III trial.

DECLARE-TIMI 58 demonstrated that Forxiga achieved a statistically significant reduction in the composite endpoint of hospitalisation for heart failure (hHF) or cardiovascular (CV) death, versus placebo, in adults with type-2 diabetes (T2D) and established CV disease or multiple CV risk factors. The trial confirmed the well-established safety profile of Forxiga.1

DECLARE-TIMI 58 is the largest sodium-glucose cotransporter 2 (SGLT2) inhibitor CV outcomes trial conducted to date, and data from the trial were published in The New England Journal of Medicine in January 2019.

There are an estimated 463 million people living with diabetes worldwide, with nearly 120 million in China.2 Patients with T2D are two to five times more likely to develop chronic heart failure (HF) than those without T2D.3

Ruud Dobber, Executive Vice President, BioPharmaceuticals Business Unit, said: "Heart failure is one of the first cardiovascular complications for patients with type-2 diabetes. The DECLARE-TIMI 58 Phase III data show that Forxiga reduces the risk of hospitalisation for heart failure and, with this label update, we look forward to bringing this significant benefit to patients in China."

Forxiga is indicated as a monotherapy and as part of combination therapies to improve glycaemic control in adults with T2D. The NMPA label update, based on the DECLARE-TIMI 58 Phase III data, follows the update to the EU marketing authorisation in August 2019 and the approval by the US Food and Drug Administration (FDA) in October 2019 of an indication for Forxiga (known as Farxiga in the US) to reduce the risk of hHF in adults with T2D and established CV disease or multiple CV risk factors.

In May 2020, Farxiga was approved in the US to reduce the risk of CV death and hHF in adults with HF (NYHA class II-IV) with reduced ejection fraction (HFrEF) with and without T2D, and in October 2020 Forxiga was recommended for approval for HF in the EU by the Committee for Medicinal Products for Human Use. Additionally, the FDA granted Farxiga Breakthrough Therapy Designation in October 2020 to accelerate the development and regulatory review for patients with chronic kidney disease (CKD), with and without T2D.

Type-2 diabetes
T2D is a chronic disease characterised by pathophysiologic defects leading to elevated glucose levels, or hyperglycaemia.2 Over time, this sustained hyperglycaemia contributes to further progression of the disease.2 The prevalence of diabetes is projected to reach 578 million people worldwide by 2030, and 700 million by 2045.2 T2D accounts for approximately 90-95 percent of all cases of diagnosed diabetes.4

DECLARE-TIMI 58
DECLARE-TIMI 58 is an AstraZeneca-sponsored, Phase III, randomised, double-blinded, placebo-controlled, multicentre trial designed to evaluate the effect of Forxiga compared with placebo on CV outcomes in adults with T2D at risk of CV events, including patients with multiple CV risk factors or established CV disease, and also assessed key renal secondary endpoints. The trial included more than 17,000 patients across 882 sites in 33 countries and was independently run in collaboration with academic investigators from the TIMI study group (Boston, US) and the Hadassah Hebrew University Medical Center (Jerusalem, Israel).1

Forxiga
Forxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor indicated in adults for the treatment of insufficiently controlled T2D as both monotherapy and as part of combination therapy as an adjunct to diet and exercise to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction.

Forxiga has been evaluated in patients with CKD in the Phase III DAPA-CKD trial, with the full results announced in August 2020 demonstrating that Forxiga met all primary and secondary endpoints, providing overwhelming efficacy. Forxiga is currently being tested for patients with HF in the DELIVER (HF with preserved ejection fraction, HFpEF) and DETERMINE (HFrEF and HFpEF) Phase III trials. Forxiga will also be tested in patients without T2D following an acute myocardial infarction (MI) or heart attack in the DAPA-MI trial - a first of its kind, indication-seeking registry-based randomised controlled trial. Forxiga has a robust programme of clinical trials that includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling comorbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Wiviott SD et al. Dapagliflozin and Cardiovascular Outcomes in Type 2 Diabetes. N Engl J Med 2019; 380(4):347-57.
2.   International Diabetes Federation. IDF Diabetes Atlas Ninth Edition 2019. Available from: URL: https://diabetesatlas.org/upload/resources/material/20200302_133351_IDFATLAS9e-final-web.pdf (Accessed 25 October 2020).
3.   Ofstad AP et al. The heart failure burden of type 2 diabetes mellitus-a review of pathophysiology and interventions. Heart Fail Rev 2018; 23(3):303-23.
4.   Centers for Disease Control and Prevention (CDC). Diabetes Fast Facts. Available from: URL: https://www.cdc.gov/diabetes/basics/quick-facts.html (Accessed 25 October 2020).

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 October 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary